Filed Pursuant to Rule 424(b)(3)

Registration No. 333-162719

PROSPECTUS SUPPLEMENT

(To Prospectus dated November 12, 2009)

Common Stock

This prospectus supplement amends and supplements the prospectus dated November 12, 2009, relating to the offer and sale by the selling stockholders identified in such prospectus of up to 25,654,418 shares of our common stock, and should be read together with such prospectus. This prospectus supplement is being filed solely to supplement the selling stockholder table to add OTA, LLC (“OTA”) as an additional selling stockholder to reflect the purchase by OTA in February 2012 of certain warrants originally issued by the registrant in September 2009 to Panacea Fund, LLC.

ADDITIONAL SELLING STOCKHOLDER

The following table sets forth (i) the name of the additional selling stockholder, (ii) the number of shares of common stock beneficially owned by the additional selling stockholder, (iii) the maximum number of shares of common stock that may be offered by this prospectus for the account of the additional selling stockholder, and (iv) the amount and percentage of common stock that would be owned by the additional selling stockholder after completion of the offering, assuming the sale of all of the common stock that may be offered by this prospectus. The number of shares in the column “Number of Shares Being Offered” represents all of the shares the additional selling stockholder may offer under this prospectus, and assumes the cash exercise of all the warrants for common stock. The additional selling stockholder may sell some, all or none of their shares. We do not know how long the additional selling stockholder will hold the shares before selling them, and we currently have no agreements, arrangements or understandings with the additional selling stockholder regarding the sale or other disposition of any of the shares. We also do not know if the additional selling stockholder will exercise any warrants. The shares covered hereby may be offered from time to time by the additional selling stockholder.

Except as otherwise set forth in this prospectus, the additional selling stockholder has not, within the past three years, had any position, office or other material relationship with us.

	Shares of Common Stock Owned	Number of Shares being Offered		Shares Owned After Offering
Name of Beneficial Owner	Prior to Offering (1)	Shares	Warrant Shares	Number	Percent
OTA, LLC(2)	83,769	0	83,769	0	*

*	Less than 1%.
(1)	The number of shares presented in this table as owned prior to this offering by the additional selling stockholder includes all shares of common stock issuable upon the cash exercise of warrants issued in the 2009 private placement, as evidenced by the warrant shares indicated across from such stockholder in the column “Warrant Shares” and all shares issuable upon the cash exercise of options exercisable within 60 days of March 1, 2012.
(2)	Ira Leventhal, a senior managing director of OTA, LLC, has voting and investment control over the shares of common stock of the Company issuable upon the cash exercise of the warrants held by OTA, LLC. The additional selling stockholder is a registered broker-dealer. The additional selling stockholder has represented to us that it acquired the warrants issued in the 2009 private placement in the ordinary course of business. At the time of acquisition of such warrants, the additional selling stockholder had no agreements or understandings, directly or indirectly, with any other person to distribute such warrants or shares issuable upon exercise thereof. The additional selling stockholder’s address is One Manhattanville Road, Purchase, NY 10577.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement and the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is March 29, 2012.